UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                          SmarTalk Teleservices,  Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   00083169A1
                                 (CUSIP Number)

   John A. Sanders, Foley & Lardner, 111 N. Orange Avenue, Suite 1800, Orlando, Florida 32801-2386
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 1, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Exhibit Index is on Page 5

                               SCHEDULE 13D

    CUSIP No. 00083169A1


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William R. Harger (S.S. ####-##-####)

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States



                     7  SOLE VOTING POWER
      NUMBER OF
                        1,896,097.70
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY

                        None
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

      REPORTING         1,896,097.70

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH
                        None


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,896,097.70

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         12.2%

    14   TYPE OF REPORTING PERSON*


         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


   Item 1.  Security and Issuer

             Security:                Common Stock, No Par Value (hereinafter
                                      referred to as the "Common Stock")

             Issuer: SmarTalk Teleservices, Inc., a California corporation (hereinafter referred to as the "Issuer")

             Address:                 1640 South Sepulveda Boulevard
                                      Suite 500
                                      Los Angeles, CA  90025

   Item 2.  Identity and Background

   (a)  Name of Filing Person:             William R. Harger (hereinafter
                                           referred to as  the "Filing
                                           Person")

   (b)  Address of Filing Person:          c/o John A. Sanders, Esq.
                                           Foley & Lardner
                                           111 N. Orange Avenue, Suite 1800
                                           Orlando, Florida 32801-2386

   (c) Present Principal Occupation or Employment and Name of Employer - Filing Person:

             The Filing Person is not presently employed.

   (d) & (e) The Filing Person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f)       The Filing Person is a citizen of the United States.

   Item 3.  Source and Amount of Funds or Other Consideration.

             The Filing Person is the sole beneficial and record owner of 1,896,097.70 shares of Common Stock which he acquired from the
             Issuer on June 1, 1997.   The Filing Person acquired the
             1,896,097.70 shares of Common Stock from Issuer as partial consideration for selling his common stock in GTI Telecom, Inc., a Florida corporation, to Issuer.

   Item 4.  Purpose of Transaction.

             The Filing Person has acquired an interest in the Issuer as an investment and he acquired his shares with a view toward making a profit. Based on a number of factors, including the Filing Person's evaluation of the Company's business prospects and financial condition, the market for the Company's shares, general economic and stock market conditions and other investment opportunities, the Filing Person may purchase additional shares of Common Stock through the open market or privately negotiated transactions, or may dispose of all or a portion of the shares of Common Stock now or hereafter owned.

             The Filing Person reserves the right in the future to change the purpose or purposes described above.

   Item 5.  Interest in Securities of the Issuer.

   (a) The Filing Person is the beneficial and record owner of 1,896,097.70 shares of Common Stock representing approximately 12.2% of the class based upon the number reported as outstanding for the quarter ended March 31, 1997.

   (b) The Filing Person has the sole power to vote and dispose of all 1,896,097.70 shares of Common Stock.

   (c) The Filing Person acquired all 1,896,097.70 shares of Common Stock on June 1, 1997 as partial consideration for the transfer of his common stock in GTI Telecom, Inc., a Florida corporation, to Issuer (the "Transaction"). Based upon the average trading price of the Common Stock on the last business day preceding June 1, 1997 ($13.50 per share) the Filing Person paid approximately $25,597,319.00 for his shares of Common Stock.

   (d)       Not Applicable

   (e)       Not Applicable

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Not Applicable

   Item 7.   Material to be Filed as Exhibits.

             Not Applicable



   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:     July 17, 1997          Signature: /s/ William R. Harger
                                               William R. Harger